SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange, dated November 7, 2006, regarding the voluntary reduction of the capital stock
2	Letter to the Buenos Aires Stock Exchange, dated November 7, 2006, regarding the appointment of the new officer for Market Relations
3	Letter to the Buenos Aires Stock Exchange, dated November 7, 2006, regarding the resignation of an Incumbent Director and an Alternate Director; and the appointment of their replacements
4	Letter to the Buenos Aires Stock Exchange, dated November 7, 2006, regarding the resignation of the Chairman, and the appointment of his replacement

Item 1

Telefónica de Argentina S.A.

Buenos Aires, November 7th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Dear Sirs,

               I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in compliance with the provisions of section 23 of the Listing Regulation.

               In this connection, please be informed that, in the meeting held on this date, regarding the voluntary reduction of the capital stock by $1,047,630,044.4 approved in the Shareholders’ Meeting dated September 7th, 2006, the Company's Board resolved, among others: i) that once the relevant authorizations by Comisión Nacional de Valores [Argentine SEC] and Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange] are obtained, and once the remaining legal requirements are complied with, we will proceed to pay the funds relevant to the capital stock reduction, as resolved by the Meeting; and (ii) to approve the transaction financial structure and the method of payment of the funds corresponding to the capital stock reduction.

Yours sincerely,

Item 2

Telefónica de Argentina S.A.

Buenos Aires, November 7th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: New Officer for Market Relations.

Dear Sirs,

               I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 5, Decree No. 677/01.

               Further to the above, please be advised that the Company's Board of Directors, in the meeting of today and with the participation of the Statutory Committee, appointed Mr. Alejandro Pinedo as the new Officer for Market Relations.

Yours sincerely,

Item 3

Telefónica de Argentina S.A.

Buenos Aires, November 7th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Resignation of an Incumbent Director and an Alternate Director.
Appointment of their replacements.

Dear Sirs,

               I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in compliance with the provisions of section 23 of the Listing Regulation, in order to inform you that, on this date, Messrs. Juan Jorge Waehner and Manuel Alfredo Alvarez Trongé have submitted their resignations to their positions as Incumbent Director and Alternate Director, respectively, to which they had been appointed by the Class A Special Shareholders’ Meeting dated April 21st, 2006. Such resignations are grounded on personal reasons.

                In replacement of the outgoing directors, the Class A Special Shareholders’ Meeting held on this date appointed Mr. Eduardo Fernando Caride and Mr. Juan Jorge Waehner as new Incumbent Director and new Alternate Director, respectively.

Yours sincerely,

Item 4

Telefónica de Argentina S.A.

Buenos Aires, November 7th , 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Resignation of Chairman. Appointment of his replacements.

Dear Sirs,

               I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

               In this respect, please be advised that today Mr. Mario Eduardo Vázquez has submitted his resignation to the position of Chairman to which he had been appointed by the Board on April 28th, 2006.

               As reported in our letter of 10/12/06, Telefónica S.A. submitted a new organizational model in Spain and Latin America conducive to our leadership in the region and to achieve more operating efficiency fostering our customer relationships. Within the framework of this restructuring, Mr. Mario Eduardo Vázquez will continue in the Group with his regional and international related duties, by virtue of which he has deemed it advisable to anticipate his retirement as Chairman of Telefónica de Argentina S.A. Board. He will continue as an incumbent director of our company.

                Therefore the Board resolved to appoint Mr. Eduardo Fernando Caride as the new Board’s Chairman previously appointed as incumbent director by the Special Class A Unanimous Meeting.

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: November 7, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel